FOIA Confidential Treatment Request
Confidential Treatment Requested by Walmart Inc. Pursuant to 17 C.F.R. §200.83. This letter omits confidential information included in an unredacted version of this letter, which was delivered to the Division of Corporation Finance of the Securities and Exchange Commission. Asterisks denote the omission of the confidential information from the text of this version of such letter.

702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

David M. Chojnowski
Senior Vice President and Controller

July 31, 2018

FOIA CONFIDENTIAL TREATMENT REQUESTED BY
WALMART INC. PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)
(Contact: Gordon Y. Allison, Vice President and General Counsel-Corporate; Direct Dial Telephone: (479) 277-2347; Facsimile: (479) 277-5991)

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Walmart Inc.
Form 10-K for the Fiscal Year Ended January 31, 2018
Filed March 30, 2018
Form 8-K furnished February 20, 2018
File No. 1-6991

Dear Mr. Thompson:

This letter is in response to your letter dated July 18, 2018, addressed to Mr. M. Brett Biggs, Executive Vice President and Chief Financial Officer of Walmart Inc. (the "Company"). For ease of review, we have reproduced below in bold-faced type the comment of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in that letter and have provided our response in regular type.

FOIA Confidential Treatment Request
Confidential Treatment Requested by Walmart Inc. Pursuant to 17 C.F.R. §200.83

Form 10-K for the Fiscal Year Ended January 31, 2018

Note 7. Fair Value Measurements, page 72

1.
Reference is made to your disclosure regarding $1.4 billion of fiscal 2018 impairment charges primarily related to restructuring activities described in Note 14. Please provide more detailed disclosure to include descriptions of the impaired assets, the facts and circumstances leading to the impairments and the segments in which the impaired assets are reported. Refer to ASC 350-30-50-3 and ASC 360-10-50-2.

The $1.4 billion of fiscal 2018 impairment charges primarily related to the restructuring activities described in Note 14, which were for real estate of club closures in the Sam's Club segment and for assets in the wind down of the Brazil first-party eCommerce business in the International segment. Note 14 indicated that these charges were the result of decisions made "to position the business for more efficient growth going forward," and these charges explained the most significant driver of the total impairment charge.

In addition to the restructuring charges described in Note 14, we specifically disclosed two other charges in Note 7 that comprised the majority of the remaining impairment charge. These other impairment charges were for discontinued real estate projects in the U.S. and for decisions to exit certain international properties as described in Note 7. We did not include additional detail in our footnotes for these two impairments as they were immaterial individually and in the aggregate, representing 2.3% of consolidated operating income and 0.2% of consolidated total assets.

While we believe our disclosures were sufficient to materially address disclosure requirements under ASC 360-10-50-2, we recognize that the information was comprised within two separate footnotes, Note 7 and Note 14. We did not have any intangible impairment charges that would have required disclosure under ASC 350-30-50-3. Prospectively and where material, we will enhance the clarity of our disclosures by including in a single footnote more detailed descriptions of the impaired assets, the facts and circumstances leading to the impairments and the segments in which the impaired assets are reported.

Note 10. Contingencies, page 79

2.
Reference is made to your disclosures regarding the FCPA investigation and related matters. We note your disclosure that you do not believe these matters will have a material adverse effect on your business. Please enhance your disclosure to clarify whether you believe these matters will materially affect your financial position, results of operations and/or cash flows. In addition, if it is at least reasonably possible that a material additional loss above the amount accrued may be incurred, please disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

In future filings, we will enhance the portion of our disclosure shown below to include the underlined phrase:

The Company does not presently believe that these matters, including the Accrual (and the payment of the Accrual at some point-in-time in the future), will have a material adverse effect on its business, including on the Company's financial position, results of operations or cash flows, although given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material in the future.

Additionally, as we did not believe it was reasonably possible, and continue to believe it is not reasonably possible, that a material additional loss above the amount accrued might have been incurred, no additional disclosure was made. If our assessment changes in the future, we will provide the additional required disclosures.

FOIA Confidential Treatment Request
Confidential Treatment Requested by Walmart Inc. Pursuant to 17 C.F.R. §200.83

Form 8-K furnished February 20, 2018

Exhibit 99.1

3.
We note your disclosure that comparable sales excluding fuel and excluding fuel and tobacco sales are non-GAAP financial measures. Reference is made to your disclosure of expected fiscal 2019 comparable sales excluding fuel and excluding fuel and tobacco sales. Please tell us your consideration of presenting the most directly comparable financial measures calculated and presented in accordance with GAAP; and providing a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures and the most comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

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FOIA Confidential Treatment Request
Confidential Treatment Requested by Walmart Inc. Pursuant to 17 C.F.R. §200.83

Rule 83 Request for Confidential Information
In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), ("Rule 83") the Company requests, for reasons of business confidentiality, that the Commission afford the Company's response to Comment No. 3 above (the "Confidential Information") confidential treatment under, and not disclose the Confidential Information under, the Freedom of Information Act (5 U.S.C § 552) or otherwise.  Please promptly inform the undersigned of any request for such Confidential Information made pursuant to the Freedom of Information Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Pursuant to Rule 83, a copy of this request (but not the Confidential Information) is also being delivered to the Freedom of Information Act Officer of the Commission.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 277-9060.

Sincerely,

/s/ David M. Chojnowski
David M. Chojnowski
Senior Vice President and Controller

cc:	Adam Phippen	Mr. M. Brett Biggs
	Staff Accountant	Executive Vice President and Chief Financial Officer
	U.S. Securities and Exchange Commission	Walmart Inc.

Audit Committee of the Board of Directors
Walmart Inc.

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